300 North LaSalle Street Chicago, Illinois 60654
Dennis M. Myers To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

December 16, 2013

Via EDGAR Submission and Overnight Courier

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tom Jones

Mary Beth Breslin

Gary Newberry

Kevin Vaughn

Re:	SunEdison Semiconductor, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed December 16, 2013

File No. 333-191052

Ladies and Gentlemen:

SunEdison Semiconductor, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”), pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 2 to its Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated November 19, 2013, from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from Amendment No. 1 to the Registration Statement on Form S-1 filed with the SEC on November 1, 2013. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have referenced in the Company’s responses the appropriate page number(s) of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Securities and Exchange Commission

December 16, 2013

The Company advises the Staff that the Amendment reflects updated financial information for the quarter ended September 30, 2013.

Tax Matters Agreement, page 103

1.	Please revise the first bullet point to specify “the period[s] before... the completion of this offering” for which (i) you will be responsible for and entitled to any refund in respect of any foreign taxes imposed on you and your subsidiaries and (ii) SunEdison will be responsible for and entitled to any refund in respect of U.S. federal, state, and local taxes imposed on you and your subsidiaries.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 105 of the Prospectus.

Certain U.S. Federal Tax Considerations, page 126

2.	Please revise the title of this section and the disclosure in the first sentence of this section to clarify that your discussion addresses the material federal tax considerations rather than only “certain” considerations. Please similarly revise the heading regarding Singapore tax considerations on page 130.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 130 and 134 of the Prospectus to clarify that the disclosure addresses the material federal and Singapore tax considerations.

3.	You may not disclaim responsibility for your disclosure. Please revise the first sentence in the second paragraph on page 127 and the first sentence in the sixth paragraph on page 130, accordingly

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 131 and 134 of the Prospectus to remove the disclaimers.

Combined Statements of Operations, page F-3

4.	Please tell us your consideration of presenting pro forma earnings per share data. Discuss your basis for concluding that earnings per share data is not required.

Response: In response to the Staff’s comment, the Company advises the Staff that pro forma earnings (loss) per share data will be presented in the Unaudited Pro Forma Consolidated Financial Statements on pages 43 and 44 of the Prospectus. Such pro forma earnings (loss) per share will be presented to give effect to the Formation Transactions and the Financing Transactions. This information will be included in the Prospectus once the Prospectus is amended to include the pricing-related information.

Securities and Exchange Commission

December 16, 2013

The Company believes that including the pro forma earnings (loss) per share data in the audited financial statements included in the Prospectus would not be appropriate since those statements represent the combined operations of the semiconductor business as historically owned and operated by SunEdison, Inc. and not the Company and do not take into account the Company as the issuer of shares in the proposed offering or the Company’s contemplated capitalization.

Notes to Audited December 31, 2012 and 2011 Combined Financial Statements, page F-8

Note 3 - Restructuring, Impairment and Other Charges, page F-14

5.	We note your response to prior comment 27. In light of the fact that the charge related to take or pay commitments to purchase inventory, please tell us why you concluded it was appropriate to record the related charge as a component of operating expenses rather than as a component of your cost of goods sold.

Response: The Company considered the guidance in the SEC’s SAB 100 (SAB 100), “Restructuring and Impairment Charges”, FASB ASC 450 (ASC 450), “Inventory”, and FASB ASC 420-10-S99-3 (ASC420), “SEC Observer Comment: Classification of Inventory Markdowns and Other Costs Associated with Restructuring” and “Contingencies”, FASB ASC 330 (ASC 330), in forming its conclusion that the charge recorded in the quarter ended December 31, 2011 relating to the take or pay commitments to purchase certain products from Evonik was appropriately presented as a component of operating expenses rather than as a component of cost of goods sold.

As noted in the Company’s response to comment 27 in the letter from the Company, dated October 31, 2013, to the Staff, the charge related to a loss due to the Company’s breach of two take or pay agreements. The Company had ceased operations of the Merano, Italy polysilicon facility in the fourth quarter of 2011 and, therefore, it was determined that decisions about the timing, method, and pricing of dispositions of future purchases of products, which generally are considered to be normal, recurring activities integral to the management of the ongoing business, were less relevant. Although the Company was contractually obligated to take the quantities specified in the agreements, the take or pay agreements included remedies in the event of a breach by the Company. The Company concluded that it was probable Evonik would take legal action against the Company in the event the Company did not pay the liquidated damages as provided in the agreement or a settlement of the dispute could not be reached between the parties. As a result, the Company concluded that the charge was primarily driven by an expected resolution of a commercial dispute, and the Company recorded the charge based on the best estimate of the probable amounts that would be required to resolve the dispute concerning the take or pay agreements. The charge that the Company recorded was not based on a calculation of product quantities and pricing of the take or pay agreements or on an expectation that the Company would “take” the quantities in future periods.

Securities and Exchange Commission

December 16, 2013

As the Company considered the income statement classification of the charge, it considered the guidance in SAB 100 with respect to recording these costs as operating expenses since:

1.	the costs were not associated with or did not benefit activities that will be continued;

2.	the costs were not associated with or were not incurred to generate revenues after the commitment date; and

3.	the costs were incurred under a contractual obligation that existed prior to the commitment date and will either continue after the exit plan is completed with no economic benefit to the Company or be a penalty to cancel the contractual obligation.

In addition, the Company considered the guidance provided in ASC 420-10-S99-3, which reflects the Staff’s position that inventory related charges (such as markdowns) should be classified as cost of goods sold since it is difficult to distinguish inventory markdowns attributable to a decision to exit or restructure an activity from inventory markdowns attributable to external market factors that are independent of a decision to exit or restructure an activity. The Company also considered the fact that the Merano, Italy polysilicon facility had been shuttered and there would be no future purchases of products associated with the take or pay agreements when evaluating the appropriate presentation of the charge. The charge recorded by the Company in 2011 as a component of operating expense did not relate to losses from inventory on hand or losses from future purchases of inventory, but rather was a charge related to the obligations resulting from the Company’s breach of the take or pay agreements and Evonik’s corresponding remedies thereunder.

The Company notes that it has provided disclosure of the amounts relevant to the charge in Note 3 to the combined financial statements included in the Prospectus.

The Company has historically executed firm purchase commitments through take or pay agreements with suppliers to source certain products. The Company considers ASC 360-10-20 and ASC 330-10-35-17 in its accounting for such agreements and records a loss, if any, on firm purchase commitments using the same lower of cost or market approach as that used to value inventory and generally records any losses to cost of goods sold, for both inventory on hand and future purchases of inventory under such agreements. However, the Company concluded that the facts involving the situation with Evonik were different as the charge represented losses for an obligation resulting from the Company’s breach of the take or pay agreements and Evonik’s corresponding remedies thereunder, and because of the shuttering of the Merano, Italy polysilicon facility, no future orders for products were or would ever be placed.

Securities and Exchange Commission

December 16, 2013

6.	We note your responses to comments 27 and 28. Your responses indicate that you determined the value of the chlorosilanes plant acquired as part of the settlement of the On-site and Off-site contingencies executed on September 4, 2012. We note you received title to the plant on December 30, 2012. Please tell us the reason(s) why you did not receive title to the plant at the time of the settlement in September 2012 and how this impacted the gain on the receipt of the property.

Response: The Company advises the Staff that title to the plant was not transferred at the time the settlement agreement was entered into due to a requirement that notice be provided to the trade unions prior to the transfer and in order to provide sufficient time to comply with any applicable anti-trust and other regulatory requirements related to the transfer of the plant. The Company and Evonik mutually agreed that a transfer date of December 30, 2012 would allow sufficient time to satisfy the foregoing obligations.

The Company recognized the acquired assets associated with receiving title to the plant when control was transferred on December 30, 2012. At that time, the Company recognized a gain equal to the fair value of the assets received. Given that a transfer of control of the plant had not occurred on or prior to September 30, 2012 and the assets in question related, in part, to real estate, the Company concluded that it would be inappropriate to recognize the gain related to the transfer of the plant until December 30, 2012 when control of the assets was transferred to the Company and legal title was obtained.

7.	We note that the settlement agreement was executed on September 4, 2012. We further note that title to the chlorosilanes plant was not transferred until December 30, 2012. Please confirm that the fair value of the asset that resulted in the gain was determined as of December 30, 2012. In this regard, please clarify for us how you reflected the settlement transactions in the quarter ended September 30, 2012.

Response: In response to the Staff’s comment, the Company confirms that the fair value of the assets that resulted in the gain was determined as of December 30, 2012.

For the quarter ended September 30, 2012, the Company remeasured the liability related to the take or pay agreements based on the fair value of the consideration to be transferred to Evonik, offset by the previously recognized obligation. This remeasurement resulted in a net restructuring reversal in the amount of $69.2 million recorded as a component of operating expenses for the three month period ending September 30, 2012. The Company notes that the 2011 restructuring charge was recorded in the same statement of operations line item as the reversal. The gain associated with the receipt of the plant was not recognized until the quarter ended December 31, 2012 at the time title and control over the plant was obtained.

Securities and Exchange Commission

December 16, 2013

8.	We note your settlement with Evonik appears to have been approximately $117.1 million, inclusive of the transfer of the chlorosilanes plant valued at $31.7 million. We further note that through an agreement with a subsidiary of SunEdison, Inc. that you will receive $75.7 million from that subsidiary as reimbursement for the majority of the settlement costs. We note from the December 31, 2012 Form 10-K of your parent company (SunEdison, Inc., formerly MEMC Electronic Materials, Inc.), that the charges related to the Evonik agreements were previously allocated to SunEdison Inc.’s Solar Energy segment. Please tell us why the original charge in 2011 and subsequent adjustments in 2012 are now being allocated to the SunEdison Semiconductor, Inc. financial statements given the historical treatment of these items as a part of the Solar Energy segment in your parent’s financial statements and given that the majority of the net settlement amount is being paid by your parent company.

Response: In response to the Staff’s comment, the Company advises the Staff that the Merano, Italy polysilicon operations would be included with the Semiconductor business only upon the successful separation of the Semiconductor business from the parent company. As part of the proposed transaction, management determined that the Company’s legal entity in Italy and all facilities and assets would be transferred to the Semiconductor business. The Italian legal entity consists of the Novara semiconductor wafering operations, the Merano semiconductor crystal growing operations and the Merano polysilicon operations. The Merano polysilicon facility was shuttered in the fourth quarter of 2011 and the results of operations included the charges related to the Evonik agreements. The rationale for the inclusion of the Merano polysilicon operations in the carve-out financial statements of SunEdison Semiconductor, Inc. is described in more detail below.

As it relates to the financial statements of SunEdison, the Merano polysilicon operations were presented as part of SunEdison’s “solar energy” segment in accordance with FASB ASC 280 and is reflective of SunEdison management’s current reporting structure. The Merano polysilicon operations are included with the Solar Energy operating results that are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance. Furthermore, the majority of the output of the Merano polysilicon operations was used in the solar business in recent years and prior to the shuttering of the facility.

Securities and Exchange Commission

December 16, 2013

As it relates to the preparation of the carve-out financial statements of SunEdison Semiconductor, Inc., the Company considered the following SEC guidance from a Speech by Associate Chief Accountant Division of Corporate Finance, Ms. Leslie Overton, at the 2001 AICPA National Conference on Current SEC Developments, IPO Carve-Out Financial Statements, which states: “Carve-out financial statements create a tension between fairly presenting the history of the business, and presenting the future company in which an investor will have an interest. We are often told that the only relevant historical financial information in the IPO is the results of those assets and operations to be placed in Newco, since that reflects what an investor will have an interest in going forward. The questions we ask are 1) what is the business the carve-out financial statements are intended to depict, and 2) do the financial statements properly reflect management’s operating history or track record?”

What is the business the carve-out financial statements are intended to depict?

The carve-out financial statements are intended to depict the results of operations of the Company’s Semiconductor business which is “a global leader in the development, manufacture, and sale of silicon wafers to the semiconductor business.” Prior to 2010, the Italian legal entity and all of the operations in Novara and Merano had historically been part of the semiconductor operations. The Merano operations historically included semiconductor crystal growing and polysilicon operations used in the semiconductor operations and will continue to include the crystal operations in the future. In the event the polysilicon operations are restarted, although this may not occur and would only happen subsequent to the separation of the Semiconductor business from the parent company, the polysilicon operations would be used by the Semiconductor business going forward. In performing our analysis, management acknowledges the plant expansion in 2009 through 2011 related to the dramatic growth in the solar industry. The expansion of the polysilicon operations at the Merano plant and the agreements with Evonik were a result of the SunEdison Solar business needs. The solar industry downturn in 2011 led to the shuttering of the Merano polysilicon operations which included the Evonik on-site plant and the related impairment and restructuring charges. Based on the terms of a polysilicon supply agreement between the Parent the Italian legal entity (MEMC SpA), it was determined that the Solar business would reimburse the majority of the charges incurred at the Merano facility for the expansion of the polysilicon operations.

During the period from January 1, 2010 through the shuttering of Merano’s polysilicon operations in the fourth quarter of 2011, the Merano facility had oversight from both the Italian management team (which has responsibilities for the operations in Merano and Novaro) and the worldwide polysilicon operations management team. However, based on the totality of the facts and circumstances, management believes it is appropriate to include all of the Merano operations in the carve-out financial statements with appropriate disclosures related to the restructuring and impairment charges.

Securities and Exchange Commission

December 16, 2013

Do the financial statements properly reflect management’s operating history or track record?

As noted above, the management team of the Merano and Novara facilities had historically been part of the SunEdison’s semiconductor and solar materials operations. Upon successful separation of the semiconductor business, these members of the management team will be part of the semiconductor management team. The historical presentation for SunEdison is reflective of management’s reporting structure and operating results that are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

The Company also considered the “primary use” of the Merano operations in determining the basis of presentation of the carve-out financial statements. For a period of time (e.g., 2010 and 2011), the majority of the output from the Merano facility was produced in the form of solar grade polysilicon. However, the polysilicon facility has been shuttered since the fourth quarter of 2011, and prior to 2010, it was part of the semiconductor operations. Related to the carve-out financial statements, management considered (1) the historical use of the Merano operations, (2) certain shared and integrated activities of the semiconductor operations at the Merano facility, (3) the semiconductor management of the Merano and Novara semiconductor operations and (4) the continued use of the Merano semiconductor crystal growing operations. It was determined that the most appropriate conclusion considering the totality of the facts and circumstances is that the Merano operations have more characteristics of a semiconductor operation in the future rather than a solar operation.

Note 8 – Accumulated Other Comprehensive Loss, page F-23

9.	We note your revisions in response to comment 29. Please revise to also include the fiscal year 2011 amounts in this footnote.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-23 of the Prospectus to include fiscal year 2011 amounts.

Exhibit Index, Page E-1

10.	Please file the opinions mentioned in the first paragraph on page 126.

Response: In response to the Staff’s comment, drafts of the tax opinions from each of Kirkland & Ellis LLP, the Company’s U.S. counsel, and Rajah Tann LLP, the Company’s Singapore counsel, have been filed as Exhibits 8.1 and 8.2, respectively, to Amendment No. 2 to the Registration Statement. Dated and signed versions of these opinions will be filed prior to the effectiveness of the Registration Statement.

Securities and Exchange Commission

December 16, 2013

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or, in my absence, Bradley Reed at (312) 862-7351.

Sincerely,

/s/ Dennis M. Myers

Dennis M. Myers

cc:	Shaker Sadasivam

Martin H. Truong

SunEdison	Semiconductor, Inc.